SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF CORPORATE DEMANDS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with Annex I of CVM Resolution 80 of March 29, 2022, communicates to its shareholders and the market in general, the following corporate demand:

Name of parties involved in the process:

Author: Furnas Employees Association (“ASEF”)

Defendants: Ministry of Economy (“ME”), Ministry of Mines and Energy (“MME”), Council of the Investment Partnership Program (“CPPI”), represented by the Federal Government, and Centrais Elétricas Brasileiras S.A. (“Eletrobras or Company”)

Process no.	5042055-37.2022.4.02.5101/RJ
Values, goods or rights involved:	The value of the case was set at R$ 1,000.00 (one thousand reais).
Demand date:	June 03, 2022 (date of distribuition) June 03, 2022 (date on knowledge)

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Main Facts:

The purpose of the lawsuit is to discuss the legality of the Company's privatization process, specifically, the edition of the Resolution of the Board of the Investment Partnership Program ("CPPI") No. 225, of 05.20.2022 ("CPPI Resolution No. 225") . The Plaintiff seeks the suspension or annulment of the effects of Resolution CPPI No. 225 until the aforementioned normative act is appreciated by the Eletrobras shareholders at a new general meeting.

It alleges that the changes promoted by Resolution CPPI 225 modified the structure of the public offering of shares (“Global Public Offering”) to be carried out by the Company, and that it was approved at the 181st Extraordinary General Meeting (“181st EGM”), based on Resolution CPPI No. 203, of 10.19.2021 (“CPPI Resolution 203”), amended by CPPI Resolution No. 221, of 12.30.2021 (“CPPI Resolution 221”).

Such changes, according to the Plaintiff, should have been previously discussed and resolved at a new Eletrobras shareholders' meeting due to the financial impacts that would supposedly arise from the new normative act for the Company.

This is because, according to the Plaintiff, there would be no possibility of issuing lots of additional shares (“Hot Issue”), in addition to the secondary offering (“Secondary Offering”) would be carried out with the distribution of shares held by Banco Nacional de Economic and Social Development (“BNDES”) and BNDES Participações S.A. (“BNDESPar”) and not the Federal Government.

Thus, according to the Plaintiff, §1 of art. 3 of Law No. 14,182, of 07.12.2021 (“Law No. 14,182/21”) would have been violated, since the provision “expressly provides for the need for approval by the Eletrobrás General Meeting of any additional conditions established by the CPPI for privatization of Eletrobras.”

Request or provision claimed:

In summary, the Plaintiff made the following requests:

(i) the granting of injunctive relief, unprecedented amends pars, or alternatively, the granting of injunctive relief determining the immediate suspension or annulment of Resolution CPPI No.;

(ii) in the alternative, in case the request for annulment or suspension of the effects of Resolution CPPI No. 225 is not granted, the determination with a view to holding a new extraordinary general meeting of Eletrobrás shareholders, conditioning the effectiveness of Resolution CPPI No. 225 to its approval by shareholders;

(iii) notification from the Securities and Exchange Commission (“CVM”), to suspend the automatic registration request of the Global Public Offering filed by Eletrobrás, until the deed is resolved;

(iv) on the merits, the merits of the requests made in the lawsuit filed, so that Resolution CPPI No. 225 has its effects suspended until a new extraordinary general meeting is held by Eletrobras or its annulment if the normative act is not ratified by the meeting of the Company's shareholders;

(v) the immediate suspension and annulment of any acts performed based on CPPI Resolution No. 225; and

(vi) if there is no appeal in view of the deferred protection, its stabilization was required, pursuant to arts. 303 and 304 of the CPC/2015.

Court Decisions	On June 13, 2022, the Judge dismissed the urgent provisional injunction.

Rio de Janeiro, June 20, 2022.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.